OncoSec Medical Incorporated

820 Bear Tavern Road
Ewing, NJ 08628

February 1, 2023

Via EDGAR

Mr. Frank Wyman

Ms. Angela Connell

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	OncoSec Medical Incorporated
Form 10-K for Fiscal Year Ended July 31, 2022
Filed October 31, 2022
File No. 000-54318

Dear Mr. Wyman and Ms. Connell:

OncoSec Medical Incorporated (the “Company”) submits this letter in response to the comment of the Staff of the Division of Corporation Finance contained in the Staff’s letter to the Company dated January 27, 2023 regarding the Company’s Form 10-K for Fiscal Year Ended July 31, 2022 filed October 31, 2022.

The Staff’s comment is duplicated below in italicized text preceding the Company’s response.

Form 10-K for Fiscal Year Ended July 31, 2022

Notes to Consolidated Financial Statements

Note 12 – Related Party Transactions, Page F-24

1.	Please explain the current status of the license and services agreements with CGP, as disclosed in Note 10 of your Form 10-K for the fiscal year ended July 31, 2020. Revise your disclosure accordingly.

Response: The Company respectfully advises the Staff that (i) the License Agreement, dated October 10, 2019, by and between the Company and Grand Decade Developments Limited, a British Virgin Islands limited company and a wholly owned subsidiary of Grand Pharmaceutical Group Limited (formerly China Grand Pharmaceutical & Healthcare Holdings Ltd.) (“CGP”) (the “License Agreement”) and (ii) the Services Agreement, dated October 10, 2019, by and between the Company and Sirtex Medical US Holdings, Inc., a Delaware corporation (“Sirtex”) (the “Services Agreement” and together with the License Agreement, the “Agreements”), currently have no impact on the operations or the consolidated financial statements of the Company.

While both of the Agreements are still valid and in full effect, to date neither has resulted in any charges, expenses or payments due to or from the Company to or from either CGP or Sirtex, as applicable, because obligations arising out of both Agreements will not impact the Company’s operations or consolidated financial statements until, with respect to the Services Agreement, the Company begins commercialization planning for its lead product candidate or, with respect to the License Agreement, CGP initiates clinical development in China of and obtains marketing approval in the jurisdictions subject to the License Agreement for our current lead asset tavokinogene telseplasmid (“TAVO™”) for intratumoral delivery by electroporation, or any of the Company’s other product candidates subject to the License Agreement.

For example, pursuant to the License Agreement, the Company granted CGP and its affiliates an exclusive, sublicensable, royalty-bearing license to develop, manufacture, commercialize, or otherwise exploit the Company’s current and future products, including the Company’s lead product candidate TAVO™, in certain jurisdictions in Asia. Under the terms of the License Agreement, CGP will pay the Company up to 20% royalties on the net sales of such products in the applicable jurisdictions during the applicable Royalty Term (as defined in the License Agreement). However, the Company’s products that are subject to the License Agreement are still in the clinical development process and have not achieved regulatory approval by any U.S. based or foreign regulators. These processes can take years, and the Company does not anticipate full regulatory approval and commercialization in the jurisdictions subject to the License Agreement for at least three to five years or even longer. Because of this, there have been no commercial sales of any of the products subject to the License Agreement and no corresponding royalty fees received by the Company under the License Agreement.

Similarly, pursuant to the Services Agreement, the Company agreed to pay Sirtex royalties on the net sales of all TAVO™ and Visceral Lesion Applicator (“VLA”) products in all countries other than those covered by the License Agreement. In exchange for the royalty fee, Sirtex will provide the Company with certain services for these products, including key opinion leader management and engagement services, voice of customer services, development of a go to market strategy, and pricing, reimbursement and market access services. However, the Company’s clinical products, including TAVO™, are currently in the early stages of clinical development and, therefore, the Company has not yet had a need for, nor received any of the services being provided under the Services Agreement. The Company does not expect any services contemplated under the Services Agreement to begin for at least the next six to twelve months, and accordingly the Company expects that there will be no impact to the Company’s operations or consolidated financial statements until that time.

In order to address the Staff’s comment, beginning with the Notes to the Condensed Consolidated Financial Statements of the Company to be filed with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2023, the Company will include substantially the following disclosure in the financial statement note concerning related party transactions in each applicable future periodic filing:

CGP and Sirtex

License Agreement and Services Agreement

Concurrently with the execution and delivery of the Stock Purchase Agreements with Grand Decade Developments Limited, a direct, wholly-owned subsidiary of Grand Decade Developments Limited, a British Virgin Islands limited company and a wholly owned subsidiary of Grand Pharmaceutical Group Limited (formerly China Grand Pharmaceutical & Healthcare Holdings Ltd.) (“CGP”) and Sirtex Medical US Holdings, Inc., a Delaware corporation (“Sirtex”), each dated October 10, 2019 (the “Purchase Agreements”), the Company and CGP entered into a License Agreement (the “License Agreement”), which became effective upon the Closing. Pursuant to the License Agreement, the Company, among other things, granted CGP and its affiliates an exclusive, sublicensable, royalty-bearing license to develop, manufacture, commercialize, or otherwise exploit the Company’s current and future products, including tavokinogene telseplasmid (“TAVO™”) and the Visceral Lesion Applicator (“VLA”) in the following territories: China Mainland, Hong Kong, Macau, Taiwan, Armenia, Azerbaijan, Bahrain, Bangladesh, Bhutan, Brunei, Burma, Cambodia, East Timor, Georgia, India, Indonesia, Jordan, Kazakhstan, Kuwait, Kyrgyzstan, Laos, Malaysia, Mongolia, Nepal, Oman, Pakistan, Papua New Guinea, Philippines, Qatar, Saudi Arabia, Singapore, South Korea, Sri Lanka, Tajikistan, Thailand, Turkmenistan, United Arab Emirates, Uzbekistan and Vietnam (the “Territory”). Under the terms of the License Agreement, CGP will pay the Company up to 20% royalties on the Net Sales (as defined in the License Agreement) of such products in the Territory during the applicable Royalty Term (as defined in the License Agreement) (such royalties, the “Royalties’).

During the Royalty Term for a Licensed Product (as defined in the License Agreement) and a Region (as defined in the License Agreement) in the Territory, under no circumstances will the Royalties payable to Company hereunder in respect of such Licensed Product and such Region for a calendar half be less than ten percent (10%) of Net Sales of such Licensed Product for such Region for such calendar half, provided that such percentage shall be pro-rated if such Royalty Term ends in such calendar half.

If either party believes that the other party has materially breached one or more of its material obligations under the License Agreement, then the non-breaching party may, following a cure period, terminate the License Agreement upon written notice to the breaching party, subject to other conditions. CGP may terminate the License Agreement in its entirety for any reason or no reason upon prior written notice to Company. Additionally, the License Agreement may be terminated upon certain events involving bankruptcy or insolvency. If CGP terminates the License Agreement for convenience or the Company terminates the License Agreement due to CGP’s breach or insolvency, then, subject to certain conditions, each party’s rights and licenses will terminate, and CGP will have certain obligations to assign to the Company, or grant a right of reference under, certain regulatory documentation or approvals. If CGP terminates the License Agreement due to the Company’s breach or insolvency, then CGP will have the option either to keep the License Agreement in effect with the royalty rate owed by CGP to the Company reduced by 50% or to terminate the License Agreement (in which case each party’s rights and licenses will terminate, except that CGP will have the right to wind down certain clinical trials).

In addition, the Company and Sirtex entered into a Services Agreement (the “Services Agreement”) which became effective upon the Closing (as defined in the Purchase Agreements). Pursuant to the Services Agreement, the Company agreed, among other things, to pay Sirtex low single-digit royalties on the Net Sales (as defined in the Services Agreement) of all Products (defined as TAVO™ and VLA products and their accompanying generators, and any products (including, for clarity, combination products) incorporating or including such products and their accompanying generators), in all countries other than those in the Territory. In exchange for the royalty fee, Sirtex will provide the Company with certain services for these products, including key opinion leader management and engagement services, voice of customer (VOC) services, development of a go to market strategy, and pricing, reimbursement and market access services.

If either party believes that the other party has materially breached one or more of its material obligations under the Services Agreement, then the non-breaching party may, following a cure period, terminate the Services Agreement upon written notice to the breaching party, subject to other conditions. Sirtex may terminate the Services Agreement in its entirety for any reason or no reason upon prior written notice to the Company. Additionally, the Services Agreement may be terminated upon certain events involving bankruptcy or insolvency.

Both the License Agreement and Service Agreement are still valid and in full effect. However, to date neither has resulted in any charges, expenses or payments due to or from the Company to or from either CGP or Sirtex, as applicable. The Company’s product candidates are in the early stages of clinical development and, therefore, the Company has not yet had a need for, nor received any of the services being provided under the Services Agreement and is not planning to do so for at least another six to twelve months. Similarly, the Company’s products that are subject to the License Agreement are still in the clinical development process and have not achieved regulatory approval by any U.S. based or foreign regulators. These processes can take years, and the Company does not anticipate full regulatory approval and commercialization in the jurisdictions subject to the License Agreement for at least three to five years or even longer.

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If you have any questions or would like further information concerning our response, please do not hesitate to contact me at 314-496-1202 or Brandon Kinnard of Hogan Lovells US LLP, the Company’s external corporate counsel, at 303-454-2477.

Very truly yours,

ONCOSEC MEDICAL INCORPORATED

By:	/s/ Robert H. Arch
Name:	Robert H. Arch
Title:	President and Chief Executive Officer

cc:	OncoSec Medical Incorporated
George Chi
Robert DelAversano

Hogan Lovells US LLP
Steve Abrams, Esq.
Brandon Kinnard, Esq.